United States securities and exchange commission logo





                            November 5, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 18,
2021
                                                            File No. 333-258606

       Dear Ms. Newhouse:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Proposal No. 1 - Approval of the Business Combination
       Certain U.S. Federal Income Tax Considerations, page 158

   1. We note your response to prior comment 6, and re-issue such comment. Please revise your disclosure to
clearly describe the federal income tax consequences of the Business
                                                        Combination, including
whether the Business Combination will be treated as a
                                                           reorganization
for U.S. federal income tax purposes within the meaning of Section
                                                        368(a) of the Code. See
Item 4(a)(6) of Form S-4. In that regard, we note your revised disclosure that the
parties    have structured    the Business Combination to satisfy the
                                                        requirements provided
in U.S. tax law to qualify the Business Combination as a
                                                           reorganization
for U.S. tax purposes within the meaning of Section 368(a) of the Code.
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
November 5, 2021
Page 2
      If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. For guidance, refer to Staff Legal Bulletin No. 19.
        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                            Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                            Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                            Office of Energy &
Transportation
November 5, 2021 Page 2
cc:       Penny J. Minna
FirstName LastName